RIO NARCEA GOLD MINES, LTD.

Quarterly Report to Shareholders
for the Second Quarter Ended
June 30, 2004

Rio Narcea



Head Office

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
T (34) 98 583 1500
F (34) 98 583 2159

Investor Relations

1880 Queen Street East
P.O. Box 807
Toronto, ON M4L 1H2
T (416) 686 0386
F (416) 686 6326
E gold@rionarcea.com

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported revenues of $13,899,800 for the second quarter of 2004 compared to $14,798,200 in the same period last year. Operating cash flow was $2,702,200 during the quarter compared to $3,578,400 a year ago. During the second quarter, the Company incurred a net loss of $288,400 ($0.00 per share) compared to a net loss of $554,800 ($0.01 per share) in the same period of 2003. The loss was attributable to higher operating costs due to the transition from open pit to underground mining at the Company's existing operations and lower production levels, offset by a gain on the Company's non-hedge derivative instruments.

For the six months ending June 30, 2004, revenues were $32,737,800 compared to $30,372,700 for the first half of 2003. Operating cash flow was $7,622,300 compared to $7,655,900 in the corresponding period in 2003. The Company's net loss for the first six months of 2004 was $6,700,200 ($0.06 per share) compared to a profit of $127,100 ($0.00 per share) in the first six months of 2003. The loss for the period is largely due to an increase in operating costs and lower production at the Company's existing gold operations.

Second Quarter Highlights

- Revenues of $13.9 million
- Cash flows from operating activities of $2.7 million
- $33.4 million held in cash and cash equivalents
- Gold production from the Company's operations of 38,648 ounces at a cash operating cost of $171 per ounce (refer to Non-GAAP measures section)
- Infill drilling program at the Salave gold property in progress
- Aguablanca construction and development on schedule and budget and nearing completion
- Signing of definitive agreement to acquire all the shares of Defiance Mining Corp.

Summary of Results

($000 except where stated)	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
Revenues	**13,900**	14,798	**32,738**	30,373
Cash flow provided by operating activities	**2,702**	3,578	**7,622**	7,656
Net income (loss)	**(288)**	(555)	**(6,700)**	127
Net income (loss) per share – basic	**(0.00)**	(0.01)	**(0.06)**	0.00
Weighted average shares outstanding – basic (in millions)	**113.5**	94.7	**113.4**	91.9

($000)	**June 30, 2004**	Dec. 31, 2003
Working capital	**51,989**	29,702
Long-term debt, excluding current portion	**37,813**	6,706
Shareholders' equity	**116,653**	121,358

Summary of Quarterly Results

($000 except where stated)	2004		2003			
	2Q	**1Q**	4Q	3Q	2Q	1Q
Gold sales	**13,900**	**18,838**	15,565	14,880	14,798	15,575
Net income (loss)	**(288)**	**(6,412)**	2,759	321	(555)	682
Net income (loss) per share – basic	**(0.00)**	**(0.06)**	0.02	0.00	(0.01)	0.01
Net income (loss) per share - diluted	**(0.00)**	**(0.06)**	0.02	0.00	(0.01)	0.01
Cash flow provided by operating activities	**2,702**	**4,920**	6,844	6,618	3,578	4,078

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the second quarter ended June 30, 2004 (refer to note 2 in the unaudited interim consolidated financial statements).

Review of Mining Operations and Development Projects

During the second quarter of 2004, the Company produced 38,648 ounces of gold at a cash operating cost of $171 per ounce compared to 42,196 ounces at $127 per ounce for the corresponding quarter in 2003 (refer to Non-GAAP measures section). Gold production for the quarter was in line with the revised production schedule, which took into account that the shipment of Nalunaq ore originally scheduled for the second quarter of 2004, as it had been indicated by Nalunaq Gold Mine A/S, was not received. The next shipment is now scheduled for the third quarter of 2004. The higher cash costs during the quarter compared with the previous year's quarter reflect the transition from open pit to underground mining at the Company's existing operations. Also contributing to higher cash costs was the appreciation of the Euro during the last year.

In the second quarter, the El Valle plant processed 190,183 tonnes of ore at an average gold grade of 6.6 g/t with a recovery of 95.3%. The Company did not process any ore from the Nalunaq mine during the second quarter. The Company continues to achieve excellent metal recoveries as a result of improvements made to the plant during the last two years.

Operating Results

	2Q/2004	2Q/2003
		Rio Narcea's operations [2]
Tonnes of ore milled	**190,183**	198,854
Grade (g/t)	**6.6**	7.1
Recovery (%)	**95.3**	92.7
Gold production (oz)	**38,648**	42,196
Cash operating cost ($/oz)[1]	**171**	127

	Rio Narcea's operations	1H/2004 Nalunaq ore [2]	Total	1H/2003 Rio Narcea's operations [2]
Tonnes of ore milled	331,745	26,274	**358,019**	379,638
Grade (g/t)	6.9	14.7	**7.5**	8.0
Recovery (%)	95.1	97.8	**95.5**	93.7
Gold production (oz)	70,336	12,149	**82,485**	91,261
Cash operating cost ($/oz)[1]	190	391	**220**	124

(1) Refer to Non-GAAP measures section.
(2) There was no production from Nalunaq ore in 2003 or during the three months period ended June 30, 2004.

Rio Narcea has exceeded its planned plant production from its existing operations for the first six months of 2004 as a result of processing more ore than planned from its existing gold operations during the second quarter due to not receiving delivery and, therefore, not processing ore from the Nalunaq mine. For this reason, the Company has upwardly revised its gold production forecast from its existing operations for the year 2004 from 90,000 ounces to approximately 105,000 ounces at a cash cost of approximately $240 per ounce.

El Valle Mine

During the second quarter of 2004, the Company continued with the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit), which was expected to be fully mined out by early June 2004. Due to high grades encountered at the bottom of the pit and excellent pit wall conditions, mining excavation will continue through the month of August.

Underground development in ore at Boinas East is progressing at a slower pace than anticipated with 5,750 tonnes extracted during the quarter. Production is expected to reach 15,000 tonnes/month by the third quarter of this year. The Company will process only small parcels of ore in 2004 to confirm metallurgical characteristics and the majority of the underground ore will be stockpiled for treatment in 2005 onwards to produce bulk copper concentrates, as the Boinas East underground ore has a high copper grade of 1.3%, which will contribute significantly to the revenue stream. With copper prices on the London Metal Exchange averaging $1.26/lb for the first seven months of 2004, Rio Narcea is currently re-evaluating some previously sub-economic mineralized areas to incorporate them in the mining plan.

Underground reserve definition and infill drilling continued on the North Black Skarn (located midway between the El Valle pit and the mined out Boinas East pit) and the South Charnela zones (below El Valle pit). Infill drilling on a spacing of 25 meters is nearing completion in the eastern half of the North Black Skarn. The infill program is now focusing on the western extension of the zone where hole VAL 1042 intercepted 4.2 meters at 6.1 g/t gold and 7.6 meters at 4.0 g/t gold. The infill program on the South Charnela zone is drilling a zone 110 meters in length between the 375 and 250 meter levels on a 12.5 meter spacing. Approximately 5,000 meters are planned for the South Charnela zone during this year.

Carlés Mine

At the Carlés mine, open pit ore production has ceased while underground mining is progressing according to schedule. The production rate at Carlés East is now averaging 12,000 tonnes/month. The Company is advancing the underground development of Carlés North and is expected to start stoping in ore by the end of the third quarter.

Milling Agreement

During the second quarter of 2004, the Company did not receive or process any ore from the Nalunaq mine pursuant to its contract with Nalunaq Gold Mine A/S, a subsidiary of Crew Development Corporation. The second batch of ore is now scheduled to arrive in the third quarter of 2004.

Aguablanca Nickel Project

Project construction is on schedule with cold commissioning of the plant expected to start in late August and ramp-up to designed ore throughput by the end of the fourth quarter of 2004. To date, all major equipment has been installed. Mechanical and electrical installations and piping are essentially complete in the plant area. Auxiliary buildings are completed and the site office is fully operational. Construction of the tailings dam is almost complete and the powerline is in progress. The laboratory is functioning and providing grade control service to the mine. The mine contractor has completed pre-stripping and oxidized ore has been extracted to form the base of the run-of-mine stockpile. Approximately 100,000 tonnes of fresh ore is exposed within the open pit and available for immediate extraction when ore feed to the plant is required. The commencement of commercial production is expected to result in a substantial increase in cash flows for the Company.

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $85 million), including working capital and VAT during construction. As of June 30, 2004, €48 million (approximately $58 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company, the subsidized loan of €5 million (approximately $6.1 million) granted by the Ministry of Science and Technology and the available balance of the VAT credit facility granted by Barclays Bank.

The construction of the decline below the Aguablanca pit started in May and is progressing well with approximately 200 meters completed to date. The decline will be used for infill drilling at depth and for future underground production of additional higher grade material below the pit. It is expected that the decline will reach the higher grade nickel mineralization in the second quarter of 2005.

Salave Gold Project

The infill drilling campaign of 15,000 meters to close the spacing between drill holes to 25 meters on the main mineralized zone started in mid-May. The program is approaching its designed rate of advance with four drill rigs completing 1,966 meters in 12 holes during the quarter. Completion of the program for feasibility study is planned for early in the second quarter of 2005. In addition to the drilling program, 20,000 meters of core from previous programs are being relogged together with detailed surface mapping to establish the principal controls of the gold mineralization. Information from this work will be included in an independent resource statement that is being prepared in conjunction with a complete technical report (compliant with National Instrument 43-101 standards).

A preliminary scoping study on the metallurgical treatment options for the refractory mineralized material has been completed by Ausenco Ltd. of Australia. The study confirms that the refractory material is amenable to treatment by bio-oxidation, pressure oxidation or heap

bioleaching. The Company is currently preparing a metallurgical composite sample for further metallurgical testing.

Ossa Morena Regional Exploration

Exploration on Rio Narcea's properties in the Ossa Morena region of southern Spain and Portugal continued to define and evaluate nickel sulfide, platinum group metals (PGMs) and iron oxide copper-gold (IOCG) targets.

Exploration drilling on the Ossa Morena region was reduced during the quarter to a single drill rig that completed 422 meters in two holes on the Cabeco de Vide target of the Campo Maior license in Portugal. Hole PCV-1 intersected anomalous nickel values in serpentinized peridotites that range from 0.12% to 0.17% Ni between the surface and a down hole depth of 92 meters. Hole PCV-2, targeted an IP anomaly coincident with high Ni-Cu-Pt-Pd in soil samples. The hole intercepted an average of 0.14% nickel from surface to 42.8 meters. Although neither drill hole encountered economically significant intercepts of nickel sulfide mineralization, both holes have sufficient nickel concentrations related to sulfides to warrant continuing further investigation.

A significant gravity anomaly has been identified by a recent survey over the Vinagrinho target in the eastern Beja license of Portugal. The Vinagrinho target is a pronounced magnetic high with anomalous nickel, copper, PGMs and gold in soils associated with a peridotite-dunite plug in gabbros. A survey over the target on 50-meter stations outlined a semicircular gravity anomaly adjacent to the southeastern margin of the magnetic high.

A ground TEM survey has identified an EM conductor within a mafic-ultramafic intrusion at the Merendero Ni-Cu target located 70 kilometers west of Aguablanca. The conductor has been detected over a length of 300 meters and is centered on soil geochemical anomalies with up to 0.16% Ni and 381 ppm Cu. Initial interpretations place the main body of the conductor at an approximate depth of 125 meters.

An IOCG occurrence was identified 100 kilometers northwest of Aguablanca and about 30 kilometers south of Olivenza. This occurrence, referred as the Las Herrerias occurrence, is characterized by disseminated to massive magnetite and chalcopyrite mineralization in a wide zone of sillicic alteration. Hosted by Lower Cambrian graywackes and felsic tuffs, the system has an auriferous overprint evidenced by milky quartz veins/veinlets, irregular zones of silica flooding and some jasperoids. Visible evidence of mineralization extends nearly two kilometers before disappearing below soil cover along strike to the northwest and southeast. The zone has high gold (up to 0.8 g/t) and copper soil anomalies with rock samples assaying up to 4.8 g/t gold and 2.6% copper. A 2.5 meter channel sample taken across one of the limited outcrops in the area assayed 5.7 g/t gold and 0.7% copper. Geological mapping and sampling will continue along the strike of the system within a four kilometer long copper and gold stream sediment anomaly.

The Company has approximately 2,500 meters of exploration drilling dedicated to testing these and new targets in the Ossa Morena region during the last half of 2004.

Business Development

Rio Narcea has been seeking quality investment opportunities in order to grow its gold division and achieve its objective of becoming a leading mid-tier mining company. The Company has been looking at projects where it can bring its development record and operating expertise into play.

On June 30, 2004, Rio Narcea and Defiance Mining Corporation ("Defiance") announced that they had signed a definitive agreement whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. Completion of the transaction is expected to occur on or about September 3, 2004 and has been approved by both boards of directors. The transaction is subject to conditions usual to transactions of this nature, including court and regulatory approvals, and must be approved by at least two-thirds of the votes cast by the shareholders of Defiance voting at a special meeting of Defiance shareholders called for August 30, 2004 (refer to note 1 in the unaudited interim consolidated financial statements).

Defiance's main asset is the Tasiast gold project located in Mauritania, West Africa approximately 300 kilometers north of the capital city of Nouakchott and 162 kilometers east-southeast of the port city of Nouâdhibou. The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an additional inferred resource of 12,428,000 tonnes at 2.25 g/t for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc. The existing drill hole data indicates increasing grades of the mineralized zones beneath the lowest levels of the designed pits, which could potentially be mined by underground methods.

The following table summarizes the mineral reserves and resources for the Tasiast gold project as provided by Defiance:

	Category	Tonnes (000s)	Grade (g/t Au)	Total Contained (000s oz Au)
Mineral Reserves [1]	Proven	618	3.76	75
	Probable	8,390	3.01	812
	Total	**9,008**	**3.06**	**886**
Mineral Resources [2,3]	Measured	628	3.92	79
	Indicated	11,441	3.00	1,106
	Total	**12,069**	**3.06**	**1,185**
	Inferred	12,428	2.25	899

Notes:
(1) Mineral reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance under National Policy 43-101. Mineral reserves are based upon a gold price of $370/oz. Data verification included quality assurance/quality control procedures put in place by Defiance, reviews by

SNC-Lavalin Inc. of the drill hole information on geological sections prepared by A.C.A. Howe International Limited, representative sampling, the assaying of samples by SGS Lakefield Research Limited, and random sampling and testing of chips samples previously assayed by Analabs.

(2) Mineral resources were prepared by A.C.A. Howe International Ltd. personnel Eugene Puritch, Associate Mining Consultant under the supervision of Daniel C. Leroux, P.Geo., Associate Consulting Geologist, a Qualified Person independent of Defiance under National Instrument 43-101.

(3) Mineral reserves are included within mineral resources.

The Tasiast project provides an excellent opportunity for Rio Narcea to employ its development and operating expertise and to add value to the project. The Company has started work with Defiance to optimize the current feasibility study and proceed with a production decision as soon as practicable. The management of Rio Narcea intends to fast track the development of Tasiast with a view of commencing production in 2006. Construction of the project will be financed by the projected cash flows from Rio Narcea's Aguablanca nickel project scheduled to commence production later this year and by project debt.

Combined with the acquisition early this year of the advanced-stage Salave gold project in Spain where Rio Narcea is proceeding with a feasibility study, Rio Narcea believes it will now be able to achieve its near-term goal of increasing production to over 300,000 ounces per annum within the next three years and growing its resource base to over 5 million ounces.

Capital Resources and Liquidity

The Company ended the quarter with $33,449,300 of cash and cash equivalents and $51,988,700 of working capital. Additionally, the Company has $17 million of available cash resources from the credit facility granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie"), the drawdown of which would be subject to certain nickel hedging being put in place.

Cash flow from operating activities amounted to $2,702,200 in the second quarter of 2004 compared to $3,578,400 in the same period of 2003. Before working capital adjustments, cash flow from operating activities was $4,720,500 compared to $5,341,600 in the same period of 2003. Operating cash flow was impacted by lower gold production, lower grades and higher cash operating costs.

During the second quarter, investing activities consumed $13,205,300 of cash compared to $4,760,900 in the second quarter of 2003. Capital expenditures totaled $13,516,100 in the second quarter and $33,760,000 year-to-date. The most significant capital investments for the second quarter were $11.8 million in expenditures on the Aguablanca project. The following table sets forth the Company's capital expenditures on mineral properties:

(in millions)	2Q/2004	2Q/2003	1H/2004	1H/2003
El Valle and Carlés mine development	$1.7	$1.7	$3.9	$3.7
Aguablanca project development and purchase of equipment	$11.8	$3.1	$24.9	$3.7
Acquisition of Salave project	-	-	$5.0	-
Total	**$13.5**	$4.8	**$33.8**	$7.4

For the second quarter of 2004, proceeds from bank loans totaled $1,809,900, mainly related to an additional drawdown of €1.4 million (approximately $1.7 million) under the Barclays VAT facility of €6 million (approximately $7.3 million).

Repayments of bank loans during the quarter amounted to $2,073,000, which included a $1.0 million payment to Deutsche Bank for the balance of the April 2004 installment, and a pre-payment of $0.9 million in respect of the October 2004 installment.

Operating Results

Revenues from gold sales in the second quarter totaled $13,899,800 from the production of 38,648 ounces compared to $14,798,200 from the production of 42,196 ounces in the corresponding 2003 period. Rio Narcea reported a net loss of $288,400 ($0.00 per share) for the second quarter of 2004 compared to a net loss of $554,800 ($0.01 per share) during the same period last year. The loss in the second quarter was attributable to higher operating costs due to the transition from open pit to underground mining at the Company's existing operations and lower production levels, offset by a gain in the Company's non-hedge derivative instruments (the Company recorded unrealized gains of $4,680,000 on its gold and copper contracts due to lower commodity prices during the quarter; refer to note 10 in the unaudited interim consolidated financial statements).

Revenues for the six months period amounted to $32,737,800 compared to $30,372,700 for the same period last year. The Company reported a net loss of $6,700,200 for the first six months compared to net earnings of $127,100 for the corresponding period in 2003. The losses are largely due to an increase in operating costs at the Company's existing gold operations as a result of the transition from open pit to underground mining.

The Company realized an average gold price of $392 per ounce in the second quarter of 2004 versus $331 per ounce in the same period of 2003. The average spot price in the second quarter of 2004 was $393 per ounce versus $347 per ounce in the corresponding period of 2003.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

| | Three Months Ended June 30, | | | | Six Months Ended June 30, | | | |
| | **2004** | | 2003 | | **2004** | | 2003 | |
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Gold sales before hedging	**13,138**	**392**	15,185	331	**31,341**	**401**	28,682	345
Cash gold hedging effect	**-**	**-**	(19)	(0)	**-**	**-**	(19)	(0)
Cash foreign exchange hedging effect	**-**	**-**	-	-	**-**	**-**	-	-
Realized gold sales	**13,138**	**392**	15,166	331	**31,341**	**401**	28,663	345
Non-cash gold hedging effect	**(270)**	**(8)**	(322)	(7)	**(539)**	**(7)**	(626)	(8)
Gold sales after hedging	**12,868**	**384**	14,844	324	**30,802**	**394**	28,037	337
Effect of the variation in inventories of final products [(1)]	**1,032**		(46)		**1,936**		2,336	
Gold sales	**13,900**		14,798		**32,738**		30,373	
Average spot price		**393**		347		**401**		350
Sales (oz)		**33,491**		45,815		**78,214**		83,143
Production (oz)		**38,648**		42,196		**82,485**		91,261

(1) Final products are valued at production cost.

Operating expenses in the second quarter of 2004 increased to $18,273,700 compared to $16,006,900 during the corresponding period last year. The higher operating costs were due to lower production and higher mining costs as a result of the planned transition from open pit to underground mining. Additionally, the impact of a stronger Euro versus the U.S. dollar during the second quarter also increased the operating expenses by $0.9 million (the average exchange rates were $1.20/€ and $1.14/€ for the second quarter of 2004 and 2003, respectively). Cash operating costs (refer to Non-GAAP measures section) for the Company's gold operations increased to $171 per ounce in the second quarter of 2004 from $127 per ounce for the same period in 2003.

Depreciation and amortization expenses for the second quarter were $3,141,100 compared to $2,904,400 for the second quarter of 2003, equivalent to $81 per ounce and $69 per ounce, respectively (or €68 per ounce and €61 per ounce, respectively).

Exploration expenses totaled $1,661,300 in the second quarter of 2004, of which $1.2 million were incurred on gold projects and $0.4 in the Ossa Morena region. Exploration expenses amounted to $2,871,300 during the same period in 2003.

Administrative and corporate expenses amounted to $1,658,600 in the second quarter, similar to the $1,613,400 incurred during the corresponding period of 2003.
Financial revenues and expenses contributed $4,134,200 to net revenues in the second quarter of 2004 compared to contributions of $653,900 for the corresponding period in 2003.

The impact of a slightly stronger U.S. dollar during the second quarter of 2004 resulted in losses of $194,900 on foreign currency exchange as the majority of the Company's loans are denominated in U.S. dollars. In the second quarter of 2003, the Company had realized foreign currency exchange gains of $947,300 as a result of a stronger Euro.

As a result of adopting the amendments to CICA's Accounting Guideline AcG-13 ("Hedging Relationships") on January 1, 2004, the Company will mark-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three months ended June 30, 2004 was positive $4,680,000, primarily due to the decrease in gold and copper prices during the quarter, which affects positively the fair value of the derivatives.

Operating earnings (loss) for the second quarter of 2004 amounted to ($2.2) million, ($0.9) million and ($1.2) million for the gold, nickel and corporate segments identified by the Company (refer to note 9 in the unaudited interim consolidated financial statements) compared to $0.2 million, ($0.8) million and ($0.6) million, respectively, in the same period of 2003. Operating losses in the nickel segment, which is not yet in production, arise from administrative and exploration expenses while in the case of the corporate segment they are derived mainly from corporate activity. The nickel and corporate segments have no revenues. Net income (loss) amounted to ($1.6) million, $2.6 million and ($1.3) million for the gold, nickel and corporate segments in the second quarter of 2004 [$0.5 million, ($0.9) million and ($0.1) million in the same period of 2003]. Net income for the nickel segment in the second quarter is due to the change in the fair value of the derivatives related to this segment, which amounted to income of $3.6 million in the quarter.

Balance Sheet

Total assets increased to $189,185,200 at June 30, 2004 from $162,390,000 at year-end 2003, principally attributable to an increase in the value of mineral properties from the construction of the Aguablanca project. The book value of mineral properties, net of depreciation, increased to $88,524,800 as at June 30, 2004 from $76,478,400 at year-end 2003, primarily as a result of the capital expenditures incurred with respect to the Aguablanca nickel project, net of government grants for the Aguablanca project that amounted to €8.3 million (approximately $10.1 million). Long-term debt was $37,812,800 as at June 30, 2004, compared to $6,706,000 at the end of 2003 (refer to note 4 in the unaudited interim consolidated financial statements).

Shareholders' equity decreased to $116,652,600 at the end of the second quarter from $121,357,900 at year-end 2003. The decrease is mainly due to the net loss for the first half of 2004 and the reduction in the cumulative foreign exchange translation adjustment as a result of the stronger U.S. dollar versus the Euro. These are partially offset by the issuance of capital stock due to the exercise of common shares options and warrants, and the issuance of purchase options to Investec and Macquarie (refer to note 4 in the unaudited interim consolidated financial statements).

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not

necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three months ended June 30 | | | | Six months ended June 30 | | | |
| | **2004** | | 2003 | | **2004** | | 2003 | |
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Deferred stripping and other mining expenses	**8,287**	**214**	5,309	126	**16,266**	**197**	12,938	142
Purchase of gold ore	**-**	**-**	-	-	**4,225**	**51**	-	-
Plant expenses	**3,718**	**96**	3,000	71	**7,073**	**86**	5,097	56
Smelting, refining and transportation	**625**	**16**	268	6	**1,124**	**14**	735	8
Sale of by-products	**(845)**	**(22)**	(150)	(4)	**(1,514)**	**(18)**	(439)	(5)
Adjustments [2]:								
Reclamation costs	**(73)**	**(2)**	(7)	(0)	**(231)**	**(3)**	(11)	(0)
Stripping	**(4,973)**	**(129)**	(3,021)	(72)	**(8,572)**	**(104)**	(6,984)	(77)
Employee stock options expensed	**(117)**	**(2)**	(31)	(0)	**(235)**	**(3)**	(63)	(0)
Cash operating cost [1]	**6,622**	**171**	5,368	127	**18,136**	**220**	11,273	124
Depreciation and amortization expenses	**3,141**	**81**	2,904	69	**5,732**	**69**	5,500	60
Adjustments [2]	**5,163**	**133**	3,059	72	**9,038**	**110**	7,058	77
Total production cost	**14,926**	**385**	11,331	268	**32,906**	**399**	23,831	261
Administrative and corporate expenses	**1,659**	**43**	1,613	38	**2,822**	**34**	2,762	30
Exploration costs	**1,661**	**43**	2,871	68	**3,014**	**37**	4,681	51
Other income (expense)	**28**	**2**	192	5	**135**	**2**	247	3
Total operating cost	**18,274**	**473**	16,007	379	**38,877**	**472**	31,521	345
Production (oz)	**38,648**		42,196		**82,485**		91,261	

(1) Cash operating cost and Total production cost per ounce data is calculated in accordance with Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.
(2) Reclamation costs, stripping and the expense of employee stock options is adjusted in the calculation of the Cash operating cost and then considered again in the calculation of the Total production cost.

A reconciliation of cash operating cost per ounce, split between the Company's own ore and Nalunaq ore, to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Six Months Ended June 30, 2004 [1] | | | | | |
| | Rio Narcea's operations | | Nalunaq ore | | **Total** | |
	$000	$/oz	$000	$/oz	**$000**	**$/oz**
Deferred stripping and other mining expenses	16,266	231	-	-	**16,266**	**197**
Purchase of gold ore	-	-	4,225	348	**4,225**	**51**
Plant expenses	6,548	93	525	43	**7,073**	**86**
Smelting, refining and transportation	1,124	16	-	-	**1,124**	**14**
Sale of by-products	(1,514)	(22)	-	-	**(1,514)**	**(18)**
Adjustments:						
Reclamation costs	(231)	(3)	-	-	**(231)**	**(3)**
Stripping	(8,572)	(122)	-	-	**(8,572)**	**(104)**
Employee stock options expensed	(235)	(3)	-	-	**(235)**	**(3)**
Cash operating cost	13,386	190	4,750	391	**18,136**	**220**
Production	70,336		12,149		**82,485**	

(1) There were no delivery and processing of Nalunaq ore during the three months period ended June 30, 2004.

Outstanding Shares

Common shares issued and outstanding as at August 11, 2004 are as follows:

	Shares #	Amount $
Balance, June 30, 2004	113,479,370	141,967,900
Issuances of cash		
Exercise of employee stock options	200,000	435,000
Balance, August 11, 2004	113,679,370	142,402,900

There were no changes in the number of stock options and warrants outstanding from June 30 to August 11, 2004, except for the exercise of employee stock options shown in the table above.

Outlook

Rio Narcea has revised its 2004 gold production forecast for its existing operations from 90,000 ounces to approximately 105,000 ounces at a cash cost of $240 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expecting to process around 90,000 tonnes of ore from the Nalunaq mine during 2004. Any variation in the planned production for the year due to Nalunaq delivering less than anticipated tonnage can be compensated for by processing the existing stockpiles at Rio Narcea operations.

The feasibility study at the Salave gold project is underway along with the permitting process. The technical report, compliant with NI 43-101 standards is expected to be completed and filed during the third quarter of this year. Infill drilling and metallurgical testwork will continue for the remaining part of 2004.

There are no major capital expenditures budgeted for the existing gold operations during the remainder of 2004, other than the continuation of underground development at El Valle and Carlés. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Construction of the Aguablanca nickel mine is on schedule and on budget with start-up expected in August 2004.

On the nickel exploration front, Rio Narcea is looking to further unlock the potential of its large landholdings in the Ossa Morena region with a budget of $3 million for 2004. Rio Narcea will also seek joint venture partners who can bring additional resources and expertise to bear on its large 6,000 km^2 concession holdings. This strategy will enable Rio Narcea to share the regional exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

The Company is continuing to evaluate development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company's investment criteria and enhancing shareholder value. On June 30, 2004, Rio Narcea announced its intention of acquiring for shares, by way of a plan of arrangement, all the shares of Defiance Mining Corp., whose main asset is the Tasiast gold project in Mauritania. The project is permitted and received positive feasibility study results earlier this year. The transaction is scheduled to close on or about September 3, 2004.

Change in Accounting Policies *(refer to note 2 in the unaudited interim consolidated financial statements)*

On January 1, 2004, the Company adopted, retroactively, CICA's issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs.

On January 1, 2004, the Company also adopted, retroactively, CICA's amended Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires that all transactions where goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

Commencing as of January 1, 2004, the Company marks to market its derivative financial instruments as a result of CICA's amendments to Accounting Guideline AcG-13, "Hedging Relationships".

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(stated in U.S. dollars)	June 30, 2004 $	December 31, 2003 $
		(restated - refer to note 2)
ASSETS		
Current		
Cash and cash equivalents	33,449,300	32,861,600
Restricted cash	7,303,700	1,305,200
Inventories	6,961,600	4,667,000
Stockpiled ore	6,106,600	4,939,300
Accounts receivable		
Government grants *(note 3)*	10,073,500	34,700
VAT and other taxes *(note 4)*	9,211,200	6,232,100
Trade receivables	2,175,600	3,261,200
Other current assets *(notes 5 and 10)*	1,790,000	3,505,100
Current portion of deferred derivative loss *(note 10)*	1,253,300	—
Total current assets	78,324,800	56,806,200
Mineral properties, net *(note 3)*	88,524,800	76,478,400
Deferred stripping costs, net	8,271,200	15,988,000
Other assets *(notes 5 and 10)*	10,471,900	13,117,400
Deferred derivative loss *(note 10)*	3,592,500	—
	189,185,200	162,390,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest *(note 4)*	6,233,400	2,690,700
Accounts payable and accrued liabilities *(note 10)*	18,206,100	19,172,200
Current portion of long-term debt *(note 4)*	1,896,600	5,241,000
Total current liabilities	26,336,100	27,103,900
Other long-term liabilities *(notes 6 and 10)*	7,841,700	7,167,300
Long-term debt *(note 4)*	37,812,800	6,706,000
Total liabilities	71,990,600	40,977,200
Non-controlling interest	542,000	54,900
Shareholders' equity		
Common shares *(note 7)*	141,967,900	140,610,500
Employee stock options *(note 8)*	6,735,400	6,223,200
Non-employee stock options and warrants *(note 7)*	5,545,200	4,459,800
Common share purchase options, related to debt *(note 7)*	3,628,500	972,900
Deficit	(42,800,500)	(36,100,300)
Cumulative foreign exchange translation adjustment	1,576,100	5,191,800
Total shareholders' equity	116,652,600	121,357,900
	189,185,200	162,390,000

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

(stated in U.S. dollars)	Three months ended June 30,		Six months ended June 30,	
	2004 $	2003 $	2004 $	2003 $
		(restated - refer to note 2)		*(restated – refer to note 2)*
OPERATING REVENUES				
Gold sales	**13,899,800**	14,798,200	**32,737,800**	30,372,700
	13,899,800	14,798,200	**32,737,800**	30,372,700
OPERATING EXPENSES				
Deferred stripping and other mining expenses	**(8,287,100)**	(5,309,100)	**(16,266,200)**	(12,937,800)
Purchase of gold ore	**—**	—	**(4,224,500)**	—
Plant expenses	**(3,717,500)**	(2,999,600)	**(7,073,500)**	(5,097,000)
Smelting, refining and transportation	**(625,100)**	(267,500)	**(1,124,100)**	(735,100)
Sale of by-products	**845,000**	149,700	**1,514,400**	438,500
Depreciation and amortization expenses	**(3,141,100)**	(2,904,400)	**(5,731,900)**	(5,499,700)
Exploration costs	**(1,661,300)**	(2,871,300)	**(3,014,500)**	(4,680,800)
Administrative and corporate expenses	**(1,658,600)**	(1,613,400)	**(2,821,900)**	(2,761,500)
Other income (expenses)	**(28,000)**	(191,300)	**(135,000)**	(247,900)
	(18,273,700)	(16,006,900)	**(38,877,200)**	(31,521,300)
Operating loss	**(4,373,900)**	(1,208,700)	**(6,139,400)**	(1,148,600)
FINANCIAL REVENUES AND EXPENSES				
Interest income	**153,300**	122,600	**384,900**	174,500
Foreign currency exchange gain (loss)	**(194,900)**	947,300	**(1,137,900)**	1,939,100
Interest expense and amortization of financing fees	**(504,200)**	(416,000)	**(965,400)**	(837,900)
Derivatives income *(note 10)*	**4,680,000**	—	**1,157,600**	—
	4,134,200	653,900	**(560,800)**	1,275,700
Income (loss) before income tax	**(239,700)**	(554,800)	**(6,700,200)**	127,100
Provision for income tax	**—**	—	**—**	—
Net income (loss) before non-controlling interest	**(239,700)**	(554,800)	**(6,700,200)**	127,100
Non-controlling interest	**(48,700)**	—	**—**	—
Net income (loss)	**(288,400)**	(554,800)	**(6,700,200)**	127,100
Deficit, beginning of period as originally reported	**(42,512,100)**	(28,372,400)	**(25,530,500)**	(29,350,200)
Cumulative adjustment for restatement and change in accounting policies	**—**	(10,252,900)	**(10,569,800)**	(9,957,000)
Deficit, end of period	**(42,800,500)**	(39,180,100)	**(42,800,500)**	(39,180,100)
Net income (loss) per share – basic	**(0.00)**	(0.01)	**(0.06)**	0.00
Net income (loss) per share – diluted	**(0.00)**	(0.01)	**(0.06)**	0.00
Weighted average common shares outstanding – basic *(note 7)*	**113,477,941**	94,707,861	**113,380,105**	91,928,467
Weighted average common shares outstanding – diluted *(note 7)*	**113,477,941**	94,707,861	**113,380,105**	95,550,303

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(stated in U.S. dollars)	Three months ended June 30, 2004 $	2003 $	Six months ended June 30, 2004 $	2003 $
		(restated - refer to note 2)		(restated – refer to note 2)
OPERATING ACTIVITIES				
Net income (loss)	**(288,400)**	(554,800)	**(6,700,200)**	127,100
Add (deduct) items not requiring cash				
Depreciation and amortization	**3,141,100**	2,904,400	**5,731,900**	5,499,700
Deferred financing fees	**511,100**	99,300	**654,500**	189,200
Reclamation liability accrual and other long-term liabilities	**73,100**	7,200	**231,400**	11,400
Foreign exchange	**(11,300)**	(685,800)	**1,567,600**	(1,229,600)
Accretion of interest on long-term debt	**157,900**	44,000	**204,700**	88,100
Non-cash derivatives loss (note 10)	**(4,410,700)**	322,100	**(619,100)**	626,300
Options and shares granted	**526,200**	240,400	**1,052,400**	596,900
Amortization of deferred stripping costs	**5,556,800**	4,779,000	**9,960,400**	10,381,500
Non-controlling interest	**48,700**	—	**—**	—
Deferred stripping expenditures	**(584,000)**	(1,757,700)	**(1,388,600)**	(3,397,800)
Purchase premium of the purchased call options	**—**	(56,500)	**—**	(1,981,700)
Changes in components of working capital				
Inventories	**(1,921,000)**	(632,500)	**(2,494,200)**	(3,397,600)
Stockpiled ore	**(1,188,000)**	(400,700)	**(1,168,200)**	215,700
VAT and other taxes	**1,069,900**	(483,800)	**(187,500)**	(708,000)
Trade receivables	**(678,300)**	(383,800)	**1,085,600**	131,200
Other current assets	**(163,800)**	(166,200)	**(972,800)**	472,500
Accounts payable and accrued liabilities	**862,900**	303,800	**664,400**	31,000
Cash provided by operating activities	**2,702,200**	3,578,400	**7,622,300**	7,655,900
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(13,516,100)**	(4,806,400)	**(28,760,000)**	(7,375,100)
Acquisition of the Salave deposit	**—**	—	**(5,000,000)**	—
Grants received	**31,400**	28,900	**65,800**	280,800
Restricted cash	**114,400**	—	**(6,106,500)**	—
Long-term deposits and restricted investments	**165,000**	16,600	**(368,300)**	(205,400)
Cash used in investing activities	**(13,205,300)**	(4,760,900)	**(40,169,000)**	(7,299,700)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**8,600**	602,300	**699,800**	800,800
Proceeds from issue of special warrants	**—**	—	**—**	17,730,900
Financing fees on issue of special warrants	**—**	—	**—**	(1,065,400)
Proceeds from bank loans and other long-term liabilities	**1,809,900**	41,600	**40,031,900**	103,000
Financing fees on bank loans	**(197,800)**	(331,400)	**(1,183,100)**	(331,400)
Repayment of bank loans	**(2,073,000)**	(103,700)	**(6,015,100)**	(2,700,600)
Cash provided by (used in) financing activities	**(452,300)**	208,800	**33,533,500**	14,537,300
Foreign exchange gain (loss) on cash held in foreign currency	**(458,300)**	489,000	**(399,100)**	694,200
Net increase (decrease) in cash during the period	**(11,413,700)**	(484,700)	**587,700**	15,587,700
Cash and cash equivalents, beginning of period	**44,863,000**	23,808,900	**32,861,600**	7,736,500
Cash and cash equivalents, end of period	**33,449,300**	23,324,200	**33,449,300**	23,324,200
Supplemental cash flow information				
Interest paid in cash	**220,300**	388,700	**440,000**	608,300
Income taxes paid in cash	**—**	—	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries, which are as follows:

	Country of incorporation	Year of incorporation / acquisition	Participation
Río Narcea Gold Mines, S.A. ("RNGM, S.A.")	Spain	1994	100%
Naraval Gold, S.L. ("Naraval")	Spain	1999	100%
Exploraciones Mineras del Cantábrico, S.L. ("EMC")	Spain	2003	90.7%
Rio Narcea Recursos, Ltd. ("RNR, Ltd.")	Canada	2003	100%
Río Narcea Recursos, S.A. ("RNR, S.A.")	Spain	2001	100%
Río Narcea Nickel, S.A. ("RNN, S.A.")	Spain	2003	100%
6253733 Canada Inc.	Canada	2004	100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Acquisition of Defiance Mining Corporation ("Defiance")

On June 30, 2004, the Company and Defiance signed a definitive agreement whereby the Company, through its wholly-owned subsidiary 6253733 Canada Inc., and pursuant to a plan of arrangement, will acquire all of the shares of Defiance on the basis of one Company share for every 5.25 shares of Defiance, each warrant of Defiance will entitle the holder to receive upon exercise, in lieu of the number of Defiance common shares otherwise issuable upon exercise thereof, that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance warrant divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance warrant multiplied by 5.25, and each Defiance option will be exchanged for a Rio Narcea replacement option to purchase that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance option divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance option multiplied by 5.25. As at June 30, 2004, Defiance had 99.3 million shares, 35.0 million warrants and 4.2 million options outstanding. Upon completion of the transaction, the Company will issue 18.9 million shares and have reserved for issuance 7.5 million shares issuable upon exercise of the Rio Narcea replacement options and the Defiance warrants, with a value, based on the market conditions prevailing on June 29, 2004, of $39.4 and $3.4 million, respectively.

Completion of the transaction, which is expected to occur on or about September 3, 2004 and has been approved by both boards of directors, is subject to conditions usual to transactions of this nature, including court and regulatory approvals, and must be approved by at least two-thirds of the votes cast by the shareholders of Defiance at a special meeting of Defiance shareholders called for August 30, 2004. In certain circumstances, if this transaction is terminated, a break fee of CDN$1.2 million in cash may become payable by Defiance.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

1. NATURE OF OPERATIONS (continued)

Investment in mineral properties

The Company started construction of the El Valle open pit mine in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine. The Company received a positive bankable feasibility study for the open pit portion of the Aguablanca nickel deposit in July 2002, received a positive environmental impact declaration in June 2003, and started construction in early October 2003.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the reserves by independent experts takes into account only the proven and probable reserves at the El Valle and Carlés gold mines, and the Aguablanca nickel project.

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited financial statements for the year ended December 31, 2003, except as stated below in (a), (b) and (c). The unaudited interim financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for the preparation of interim financial statements, which do not conform in all respects to Canadian GAAP for the preparation of annual financial statements. Accordingly, they should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003.

(a) Asset Retirement Obligations ("ARO")

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The Company has adopted this Section on January 1, 2004 with a retroactive effect.

(b) Stock-based Compensation and Other Stock-based Payments

In September 2003, the CICA amended Section 3870, "Stock-based Compensation and Other Stock-based Payments," to require that all transactions where goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

(c) Hedging Relationships

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked to market its derivative financial instruments beginning January 1, 2004 (refer to note 10).

(d) Impact of changes in accounting policies

The impact of the changes in accounting policies for Asset Retirement Obligations and Stock-based Compensation and Other Stock-based Payments, which are described in (a) and (b) above, is as follows:

| | December 31, 2003 | | | |
	As originally reported $	Asset Retirement Obligations (a) $	Stock-based Compensation (b) $	As restated $
Consolidated balance sheet-				
Assets-				
Mineral properties, net	76,093,700	384,700	—	**76,478,400**
Liabilities-				
Other long-term liabilities	(7,086,500)	(80,800)	—	**(7,167,300)**
Shareholders' equity-				
Common shares	(136,040,500)	—	(4,570,000)	**(140,610,500)**
Employee stock options	—	—	(6,223,200)	**(6,223,200)**
Deficit	25,530,500	(223,400)	10,793,200	**36,100,300**
Cumulative foreign exchange translation adjustment	(5,111,300)	(80,500)	—	**(5,191,800)**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

	Three months ended June 30, 2003			
	As originally reported	**Asset Retirement Obligations (a)**	**Stock- -based Compensation (b)**	**As restated**
	$	**$**	**$**	**$**
Consolidated statements of operations-				
Operating revenues	14,798,200	—	—	**14,798,200**
Operating expenses	(15,770,800)	4,300	(240,400)	**(16,006,900)**
Financial revenues an expenses	653,900	—	—	**653,900**
Net income (loss)	(318,700)	4,300	(240,400)	**(554,800)**
Net income (loss) per share-				
Basic	(0.00)	0.00	(0.01)	**(0.01)**
Diluted	(0.00)	0.00	(0.01)	**(0.01)**
Consolidated statements of cash flows-				
Cash provided by operating activities	3,578,400	—	—	**3,578,400**
Cash used in investing activities	(4,760,900)	—	—	**(4,760,900)**
Cash provided by financing activities	208,800	—	—	**208,800**
Foreign exchange gain on cash held in foreign currency	489,000	—	—	**489,000**
Net decrease in cash during the period	(484,700)	—	—	**(484,700)**

	Six months ended June 30, 2003			
	As originally reported	**Asset Retirement Obligations (a)**	**Stock- -based Compensation (b)**	**As restated**
	$	**$**	**$**	**$**
Consolidated statements of operations-				
Operating revenues	30,372,700	—	—	**30,372,700**
Operating expenses	(30,989,300)	(110,000)	(422,000)	**(31,521,300)**
Financial revenues an expenses	1,275,700	—	—	**1,275,700**
Net income (loss)	659,100	(110,000)	(422,000)	**127,100**
Net income (loss) per share-				
Basic	0.01	(0.00)	(0.01)	**0.00**
Diluted	0.01	(0.00)	(0.01)	**0.00**
Consolidated statements of cash flows-				
Cash provided by operating activities	7,655,900	—	—	**7,655,900**
Cash used in investing activities	(7,299,700)	—	—	**(7,299,700)**
Cash provided by financing activities	14,537,300	—	—	**14,537,300**
Foreign exchange gain on cash held in foreign currency	694,200	—	—	**694,200**
Net increase in cash during the period	15,587,700	—	—	**15,587,700**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

The impact of the changes in accounting policies, described in (a), (b) and (c) above, on the Consolidated statements of operations for the three and six months periods ended June 30, 2004 is as follows:

	Increase (decrease) in Net income (loss) $	
	Three months ended June 30, 2004	Six months ended June 30, 2004
Consolidated statements of operations-		
Asset Retirement Obligations (a)	(143,300)	(305,000)
Stock-based Compensation and Other Stock-based Payments (b)	(526,200)	(1,052,400)
Hedging Relationships (c)	4,680,000	1,157,600
	4,010,500	(199,800)

3. MINERAL PROPERTIES

Salave project

On October 28, 2003, the Company acquired, through its wholly owned subsidiary Naraval, 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC"), which is a Spanish exploration company that holds various mineral rights, including the mineral rights corresponding to the Salave gold deposit located in Asturias.

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of those mineral rights. As consideration for the cancellation of the lease agreement, the Company has paid $5.0 million in cash and granted 2 million warrants with an exercise price of CDN$5.00 expiring in September 2008, the market price of which amounted to $1.2 million. Also, the Company will be required to make five additional payments of $5 million each upon fulfillment of the following milestones: 1) granting of the construction permit, 2) commencement of commercial production, 3) production of 200,000 ounces of gold, 4) production of a cumulative 400,000 ounces of gold, and 5) production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from commencement of commercial production. The Company has the right to buy back 50% of the royalty for $5 million.

On March 30, 2004, EMC increased its capital stock by an amount of €4.5 million (approximately $5.7 million). The non-controlling shareholders did not participate in this capital increase, resulting in a dilution of their interest in EMC. As a result, the participation of the Company in EMC has increased to 90.7%.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

3. MINERAL PROPERTIES (continued)

As at June 30, 2004, Mineral properties consisted of the following:

	December 31, 2003 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	June 30, 2004 $
Mining properties and development				
Mining properties and development	57,901,500	9,174,000	(2,266,200)	64,809,300
Other [(1)]	1,368,700	1,104,900	(62,100)	2,411,500
Total mining properties and development	59,270,200	10,278,900	(2,328,300)	67,220,800
Land, buildings and equipment	90,945,300	20,236,500	(3,615,600)	107,566,200
Grants, net of amortization	(9,350,500)	(8,303,300)	431,700	(17,222,100)
Accumulated depreciation and amortization	(64,386,600)	(7,143,900)	2,490,400	(69,040,100)
Total	76,478,400	15,068,200	(3,021,800)	88,524,800

(1) "Other" comprises patents, licenses, software and rights in leased assets.

The additions to Mining properties and development correspond principally to the payments made under the cancellation agreement of the Salave mineral rights described above. The additions to Land, buildings and equipment correspond primarily to the construction of the Aguablanca project. Grants, net of amortization include the recording in June 2004 of the grant, amounting to €8.3 million (approximately $10.1 million), received, although not yet collected, for the Aguablanca project. This subsidy had been awarded on July 21, 2003 and increased in January 14, 2004.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

4. LOAN AGREEMENTS

Loan agreements schedule at June 30, 2004 is as follows:

	Currency	Maturity	US$ Outstanding	
			Short-term $	Long-term $
Deutsche Bank	US$	October 31, 2006	1,500,000	3,146,600
Investec and Macquarie	US$	August 21, 2008	—	27,455,500
Industrial and Technological Development Centre	Euros	March 31, 2007	339,900	635,900
Ministry of Science and Technology	Euros	October 31, 2011	—	146,100
Bansaleasing	Euros	November 4, 2004	43,700	—
BBVA	Euros	July 5, 2004	1,400	—
Ministry of the Economy	Euros	January 1, 2012	—	278,000
Ministry of Science and Technology	Euros	December 15, 2017	—	6,077,500
Barclays Bank (1)	Euros	July 31, 2005	6,100,000	—
Instituto de Crédito Oficial	Euros	May 15, 2011	11,600	73,200
Accrued interest payable	Euros		133,400	—
			8,130,000	37,812,800

(1) This loan matures upon the collection of VAT related to the construction of the Aguablanca project and has a limit of credit of €6.0 million (approximately $7.3 million). On July 6, 2004, the Spanish tax authorities reimbursed the Company for the VAT corresponding to 2003, amounting to €3.6 million (approximately $4.4 million). On the same date, the Company repaid that amount to Barclays Bank.

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets), and specifically by mortgages on the El Valle and Carlés mineral properties. In addition, all the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, Ltd. and RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

Interest expenses accrued on indebtedness initially incurred for a term of more that one year amounted to $255,000 and $327,900 for the three and six months periods ended June 30, 2004 ($113,800 and $238,400, respectively, in the corresponding periods in 2003).

Investec and Macquarie

On August 21, 2003, the Company entered into a credit agreement with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie") to finance the construction of its Aguablanca project. On March 23, 2004, the Company entered into a supplemental agreement with Investec and Macquarie that modifies the above-mentioned credit agreement. Under the supplemental agreement, the hedging requirements for an initial drawdown of $30 million were changed (refer to note 10). On March 25,

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

4. LOAN AGREEMENTS (continued)

2004, the Company executed the drawdown of $30 million. Under this credit agreement, the Company has the following facilities drawn down as at June 30, 2004:

(a) Term Facility I – $25,000,000

The interest rates for this facility is LIBOR US$ + 2.4% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.0% thereafter. The $25 million drawn down under this facility will be repaid in semi-annual instalments, starting in September 2005, of $6 million, $8 million, $5 million, $4 million and $2 million, respectively.

(b) Term Facility II – $5,000,000

The interest rate for this facility is LIBOR US$ + 2.5% per annum. The $5 million drawn down under this facility will be repaid in August 2008.

As part of the consideration for the term loan facility, the Company has issued to Investec and Macquarie a total of 3,496,502 common share purchase options ("Options"). Each Option entitles the banks to subscribe for one common share of the Company at an exercise price of $1.43 per share. The exercise price for these Options was calculated as a 130% premium to the average closing price of the Company's shares during the months of November and December 2002 when the mandate letter for the credit agreement was signed. The Options are not required to be listed on any stock exchange and are not available to the public for subscription. The expiration date of the Options would be the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) August 21, 2008.

The proceeds of this facility were allocated between Long-term debt ($2,344,400) and Common share purchase options related to debt ($2,655,600) (refer to note 7). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes model) were a volatility of 82%, average interest rate of 2.4% and average maturity of 4.4 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

Subsidized loan for Aguablanca project

In December 2003, the Ministry of Science and Technology granted a subsidized loan, amounting to €5.0 million (approximately $6.1 million), to the Aguablanca project currently under construction. The Company was required to invest €37.4 million (approximately $45.5 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company had not fulfilled these requirements as at December 31, 2003; however, the Company has applied for an extension in the deadline date, which it expects to obtain. The loan is at zero interest rate and is repayable by equal instalments of €500,000 (approximately $607,800) from 2008 to 2017.

The loan was collected from the Ministry in January 2004 in exchange for the issuance of performance bonds amounting to €5.2 million (approximately $6.3 million). The performance bonds were issued by two Spanish banks (Caja de Extremadura and Cajamar) and at that time the Company placed the €5.0 (approximately $6.1 million) million in restricted bank accounts in favour of the banks. The Company

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

4. LOAN AGREEMENTS (continued)

expects to obtain the release of the restricted funds in September 2004, when the Aguablanca project itself can serve as security to the banks.

5. OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

	June 30, 2004 $	December 31, 2003 $
Derivative financial instruments (note 10)	975,500	2,334,700
Payments on account to suppliers	524,500	122,900
Pre-paid expenses	190,100	109,100
Receivable from the Ministry of the Economy	—	757,800
Other	99,900	180,600
	1,790,000	3,505,100

Other assets are comprised of the following:

	June 30, 2004 $	December 31, 2003 $
Derivative financial instruments (note 10)	4,801,500	8,085,500
Long-term deposits and restricted investments	832,000	453,700
Deferred financing fees	4,113,000	3,654,000
Pre-paid expenses	725,400	924,200
	10,471,900	13,117,400

6. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2004 $	December 31, 2003 $
Provision for site restoration	3,867,900	2,539,200
Ministry of the Economy	1,367,700	1,421,100
Put/call program (note 10)	2,606,100	3,207,000
	7,841,700	7,167,300

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

6. **OTHER LONG-TERM LIABILITIES**
    (continued)

Provision for site restoration (Asset retirement obligations)

The details of the provision for site restoration are as follows:

Project	December 31, 2003 $	Set-up $	Accretion $	Translation adjustment due to currency exchange $	June 30, 2004 $
El Valle	2,227,900	—	136,400	(85,100)	2,279,200
Carlés	311,300	—	19,100	(12,000)	318,400
Aguablanca	—	1,241,800	75,900	(47,400)	1,270,300
	2,539,200	1,241,800	231,400	(144,500)	3,867,900

No obligations have been settled during the six months period ended June 30, 2004.

The accounting of the provision for site restoration for the Aguablanca project started on January 2004 when the significant construction and pre-stripping activities begun.

The details and assumptions used for the calculation of the existing provisions are as follows:

	El Valle	Carlés	Aguablanca
Cash flows to settle the obligations (undiscounted)	2,910,150	406,500	2,988,100
Timing for settling the obligations	2008	2008	2018
Credit-adjusted risk-free interest rate	6.3%	6.3%	6.3%

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

7. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Balance, December 31, 2003	112,923,599	140,610,500
Issuances of cash		
Exercise of employee stock options	285,667	927,200
Exercise of non-employee stock options and warrants	270,104	430,200
Balance, June 30, 2004	113,479,370	141,967,900

On June 30, 2004, the Company entered into a definitive agreement for the acquisition of Defiance Mining Corporation. Upon closing of the transaction, the Company will issue, as consideration for the acquisition, 18.9 million shares and will reserve for issuance 7.5 million shares issuable upon exercise of the Rio Narcea replacement options and Defiance warrants (refer to note 1).

Non-Employee stock options and warrants

The following is a continuity schedule of non-employee stock options and warrants outstanding:

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	9,483,604	4,459,800	4.41
Non-cash issuances			
Warrants related to the Salave project	2,000,000	1,202,700	5.00
Options and warrants exercised	(270,104)	(117,300)	1.51
Balance, June 30, 2004	11,213,500	5,545,200	4.58

On March 16, 2004, the Company issued 2,000,000 warrants as part of the consideration for the lease termination agreement in respect of the Salave project entered into in that month (refer to note 3). These warrants, which are similar to those issued in September 2003, have an exercise price of CDN$5.00 and expire on September 11, 2008. These warrants are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol RNG.WT.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

7. SHARE CAPITAL (continued)

Non-employee stock options and warrants outstanding as at June 30, 2004 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
1,000,000	1,000,000	0.77	0.6	693,600
163,500	163,500	2.39	0.1	104,400
10,050,000	10,050,000	5.00	4.2	4,747,200
11,213,500	**11,213,500**	**4.58**	**3.8**	**5,545,200**

Common share purchase options related to debt

The following is a continuity schedule of common share purchase options related to debt outstanding:

	Options #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	3,500,000	972,900	1.29
Cash issuances			
Common share purchase options related to the Aguablanca financing	3,496,502	2,655,600	1.92 [(1)]
Balance, June 30, 2004	6,996,502	3,628,500	1.63 [(1)]

(1) Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on June 30, 2004.

On March 23, 2004, the Company issued 3,496,502 common share purchase options to Investec and Macquarie in relation to a drawdown under the facilities granted by these banks for the financing of the Aguablanca project (refer to note 4). These common share purchase options have an exercise price of $1.43 (approximately CDN$1.92) and will expire on August 21, 2008.

Common share purchase options related to debt outstanding as at June 30, 2004 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
3,500,000	3,500,000	1.34 [(1)]	1.8	972,900
3,496,502	3,496,502	1.92 [(1)]	4.1	2,655,600
6,996,502	**6,996,502**	**1.63**	**2.9**	**3,628,500**

(1) Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on June 30, 2004.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

7. SHARE CAPITAL (continued)

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at June 30, 2004 were exercised or converted:

	Number of shares
Common shares outstanding at June 30, 2004	113,479,370
Options to purchase common shares	
Employee stock option plans	5,814,667
Share purchase options related to debt	6,996,502
Options issued to service suppliers	1,163,500
Warrants (traded on the TSX)	10,050,000
	137,504,039

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

7. SHARE CAPITAL (continued)

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2004 $	2003 $	2004 $	2003 $
Basic income (loss) per share computation				
Numerator:				
Net income (loss)	**(288,400)**	(554,800)	**(6,700,200)**	127,100
Net income (loss) applicable to common shares	**(288,400)**	(554,800)	**(6,700,200)**	127,100
Denominator				
Weighted average common shares outstanding	**113,477,941**	94,707,861	**113,380,105**	85,568,467
Weighted average special warrants outstanding	**—**	—	**—**	6,360,000
Sum	**113,477,941**	94,707,861	**113,380,105**	91,928,467
Basic income (loss) per common share	**(0.00)**	(0.01)	**(0.06)**	0.00
Diluted income (loss) per share computation				
Numerator:				
Net income (loss)	**(288,400)**	(554,800)	**(6,700,200)**	127,100
Net income (loss) applicable to common shares, assuming dilution	**(288,400)**	(554,800)	**(6,700,200)**	127,100
Denominator				
Weighted average common shares outstanding	**113,477,941**	94,707,861	**113,380,105**	85,568,467
Weighted average special warrants outstanding	**—**	—	**—**	6,360,000
Dilutive effect of:				
Non-employee stock options and warrants	**—**	—	**—**	997,939
Common share purchase options related to debt	**—**	—	**—**	1,183,944
Employee stock options	**—**	—	**—**	1,439,953
Sum	**113,477,941**	94,707,861	**113,380,105**	95,550,303
Diluted income (loss) per common share	**(0.00)**	(0.01)	**(0.06)**	0.00

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

8. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company's 1994 and 1996 employee stock option plans (each, an "ESOP"):

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	6,100,334	6,223,200	2.23
Expenses accrued	—	1,052,400	—
Options exercised	(285,667)	(540,200)	1.75
Balance, June 30, 2004	**5,814,667**	**6,735,400**	**2.25**

Of the total number of options reflected in the above table, 1,600,000 relate to the 1994 ESOP and 4,214,667 relate to the 1996 ESOP.

On June 30, 2004, the Company entered into a definitive agreement for the acquisition of Defiance Mining Corporation. Upon closing of the transaction, the Company will issue, as consideration for the acquisition, 18.9 million shares and will reserve for issuance 7.5 million shares issuable upon exercise of the Rio Narcea replacement options and Defiance warrants (refer to note 1).

The Company has retroactively adopted amended CICA Section 3870, with restatement of prior periods for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized over the options' respective vesting periods.

The following weighted average assumptions have been used for the six months period ended June 30, 2003: 5.0 years expected term, 90% volatility, 3.0% interest rate and an expected dividend yield of 0% since no dividend payments were expected. No options have been granted during the six months period ended June 30, 2004. The fair value of options granted in the three and six months periods ended June 30, 2003 amounted to $117,200 and $1,403,900, respectively. The cost of stock-based compensation for the three and six months periods ended June 30, 2004 amounted to $526,200 and $1,052,400, respectively ($240,400 and $422,000, respectively for the same periods of 2003).

9. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered as a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

9. SEGMENT INFORMATION (continued)

Statements of operations

Three months periods ended June 30,

($000)	Gold		Nickel		Corporate		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
Operating revenues	13,900	14,798	—	—	—	—	13,900	14,798
Operating expenses	(16,098)	(14,635)	(943)	(797)	(1,233)	(575)	(18,274)	(16,007)
Operating earnings (loss)	(2,198)	163	(943)	(797)	(1,233)	(575)	(4,374)	(1,209)
Financial revenues and expenses	615	291	3,548	(137)	(29)	500	4,135	654
Non-controlling interest	(49)	—	—	—	—	—	(49)	—
Net income (loss)	(1,632)	454	2,605	(934)	(1,261)	(75)	(288)	(555)

Six months periods ended June 30,

($000)	Gold		Nickel		Corporate		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
Operating revenues	32,738	30,373	—	—	—	—	32,738	30,373
Operating expenses	(34,481)	(28,830)	(2,345)	(1,327)	(2,051)	(1,365)	(38,877)	(31,522)
Operating earnings (loss)	(1,743)	1,543	(2,345)	(1,327)	(2,051)	(1,365)	(6,139)	(1,149)
Financial revenues and expenses	(1,342)	673	1,190	(50)	(409)	653	(561)	1,276
Non-controlling interest	—	—	—	—	—	—	—	—
Net income (loss)	(3,085)	2,216	(1,155)	(1,377)	(2,460)	(712)	(6,700)	127

Balance sheet

($000)	Gold		Nickel		Corporate		Consolidated	
	June 30, 2004	Dec. 31, 2003	June 30, 2004	Dec. 31, 2003	June 30, 2004	Dec. 31, 2003	June 30, 2004	Dec. 31, 2003
Current assets	28,761	25,685	49,090	10,922	474	20,199	78,325	56,806
Mineral properties, net	38,856	35,452	49,668	41,026	—	—	88,524	76,478
Deferred stripping costs	6,906	15,988	1,365	—	—	—	8,271	15,988
Other assets	3,546	9,239	6,911	3,861	15	18	10,472	13,118
Deferred derivative loss	3,593	—	—	—	—	—	3,593	—
Total assets	81,662	86,364	107,034	55,809	489	20,217	189,185	162,390
Current liabilities	12,946	15,657	13,297	11,370	93	77	26,336	27,104
Total liabilities	22,357	27,955	49,541	12,945	93	77	71,991	40,977
Non-controlling interest	542	55	—	—	—	—	542	55
Shareholders' equity and intercompany debt	58,763	58,354	57,493	42,864	396	20,140	116,652	121,358
Total liabilities and shareholders' equity	81,662	86,364	107,034	55,809	489	20,217	189,185	162,390

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

10. DERIVATIVE FINANCIAL INSTRUMENTS

In March 2004, the Company entered into copper and Euro/U.S. dollar forwards in relation to the drawdown of $30 million under the credit facilities granted by Investec and Macquarie for the development of the Aguablanca project (refer to note 4). The copper forwards consisted of the sale of 17,066 tonnes of copper at an average price of €1,853/tonne with maturities between November 2004 and September 2008. The Euro/U.S. dollar forwards consisted of the sale of $16.9 million in exchange for Euros at an average price of $1.2229/Euro with maturities between November 2004 and September 2008. These transactions were entered into at zero premiums.

The detail of the financial instruments outstanding as at June 30, 2004, is as follows:

Transaction	Term	Amount	Exercise price
Gold			
Purchase of put options	2004–2006	43,407 ounces	$280/ounce
Purchase of put options	2004–2006	180,143 ounces	€300/ounce
Sale of call options	2004–2006	31,987 ounces	$365/ounce
Purchase of call options	2004–2006	31,987 ounces	$365/ounce
Sale of call options	2004–2006	126,096 ounces	€405/ounce
Purchase of call options	2005–2006	82,736 ounces	€405/ounce
Forwards	2004–2006	11,823 ounces	$300.98/ounce
Copper			
Forwards	2004–2008	8,533 tonnes	€1,831/tonne
Forwards	2004–2008	8,533 tonnes	€1,875/tonne
Foreign exchange			
Forwards	2004–2008	8,693,500 US$	$1.2218/Euro
Forwards	2004–2008	8,198,600 US$	$1.2240/Euro

The difference existing as at January 1, 2004 between the book value and fair value of the then outstanding derivatives, which amounted to $5,384,300, has been classified, depending on the maturity, as Current portion of deferred derivative loss and Deferred derivative loss in the consolidated balance sheet and will be charged to Gold sales when the anticipated gold sales occur (2004 - $1,061,000; 2005 - $1,984,100; 2006 - $2,339,200).

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2004 and 2003 (unaudited)

10. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

As at June 30, 2004, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

	December 31, 2003 $	Adjustment for mark-to--market as at January 1, 2004 $	Deferred derivative loss charged to expenses $	Change in fair value during the period $	June 30, 2004 $
Other current assets (note 5)	2,334,700	(749,400)	—	(609,800)	975,500
Other assets (note 5)	8,085,500	(2,682,200)	—	(601,800)	4,801,500
Accounts payable and accrued liabilities	(1,430,800)	(311,600)	—	127,200	(1,615,200)
Other long-term Liabilities (note 6)	(3,207,000)	(1,641,100)	—	2,242,000	(2,606,100)
	5,782,400	(5,384,300)	—	1,157,600	1,555,700
Current portion of deferred expenses	—	1,061,000	192,300	—	1,253,300
Deferred expenses	—	4,323,300	(730,800)	—	3,592,500
	—	5,384,300	(538,500)	—	4,845,800
	5,782,400	—	(538,500)	1,157,600	6,401,500

The change in the fair value of the derivatives during the three and six months periods ended June 30, 2004, which amounted to $4,680,000 and $1,157,600, respectively, is recorded as Derivatives income in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $57,700 upon maturity of gold forwards during the three months period ended June 30, 2004. No derivatives matured during the three months period ended March 31, 2004.